UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_________________
FORM 6-K
REPORT OF FOREIGN PRIVATE

ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
Date: September 23, 2025
UBS Group AG
(Registrant's Name)
Bahnhofstrasse 45, 8001 Zurich, Switzerland
(Address of principal executive office)
Commission File Number: 1-36764
UBS AG
(Registrant's Name)
Bahnhofstrasse 45, 8001 Zurich, Switzerland
Aeschenvorstadt 1, 4051 Basel, Switzerland

(Address of principal executive offices)
Commission File Number: 1-15060

Indicate by check mark whether the registrants file or will file annual reports under cover of Form
20-F or Form 40- F.
Form 20-F

☒

Form 40-F

☐

This Form 6-K consists of the news release that immediately follow this page.

Media Relations
Tel. +41 44 234 8500
Investor Relations
Tel. +41 44 234 4100
UBS Group AG and UBS AG, News Release, 23

September 2025

23 September 2025
News Release
UBS resolves legacy French tax matter,

pays EUR835 million
Zurich, 23 September 2025 - UBS AG is pleased to announce it has resolved the legacy matter
concerning its cross-border business activities in France between 2004 and

2012.

As part of the resolution, UBS AG agreed to pay a fine of EUR730 million and EUR105 million in civil
damages to the French State.

In 2023, the French Supreme Court definitively confirmed the Paris Court of Appeal’s prior decision finding UBS guilty of unlawful client solicitation and aggravated money laundering but referred the
financial penalty and civil damages to be re-assessed by the lower court.
The resolution of this legacy case is in line with UBS’s intention to resolve such matters in the best
interests of all its stakeholders.
UBS is fully provisioned for the matter.

UBS Group AG and UBS AG
Media contact
Switzerland

+41 44 234 85 00
UK

+44 207 567 47 14
Americas

+1 212 882 58 58
APAC

+852 297 1 82 00
Investor contact
Switzerland

+41 44 234 41 00
Americas

+1 212 882 57 34
www.ubs.com/media
This media release contains statements that constitute “forward-looking statements”, including but not limited to management’s outlook for UBS’s financial performance, statements relating to the anticipated effect of transactions and strategic initiatives on UBS’s business and future development and goals or intentions to achieve climate, sustainability and other social objectives. While these forward-looking statements represent UBS’s judgments, expectations and objectives concerning the matters described, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from UBS’s expectations. UBS’s business and financial performance could be affected by other factors identified in our past and future filings and reports, including those filed with the SEC. More detailed information about those factors is set forth in documents furnished by UBS and filings made by UBS with the SEC, including the Risk Factors included in the Annual
Report of UBS Group AG report for 2024 filed on Form 20-F.

UBS is not under any obligation to (and expressly disclaims any obligation to) update or alter its forward-looking statements, whether as a result of new information, future events, or otherwise.

SIGNATURES
Pursuant to the requirements

of the Securities Exchange

Act of 1934, the

registrants have duly caused this

report
to be signed on their behalf by the undersigned, thereunto duly authorized.
UBS Group AG

By: _/s/ David Kelly______________
Name:

David Kelly
Title:

Managing Director
By: _/s/ Ella Copetti-Campi_________
Name:

Ella Copetti-Campi
Title:

Executive Director

UBS AG
By: _/s/ David Kelly______________
Name:

David Kelly

Title:

Managing Director
By: _/s/ Ella Copetti-Campi________
Name:

Ella Copetti-Campi
Title:

Executive Director
Date:

September 23, 2025